SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.



Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

August 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 4, 2006	Stock Exchange Announcement – Notification of Substantial Shareholder
July 5, 2006	Stock Exchange Announcement – Director's Dealing in Shares
July 7, 2006	Stock Exchange Announcement – Long Term Incentive Plan Award – Ian Mason and Simon Boddie
July 13, 2006	Stock Exchange Announcement – Diretorate Change – Kevin Abbott
July 14, 2006	Stock Exchange Announcement – Trading Update and Change to Board of Directors
July 14, 2006	Stock Exchange Announcement – Result of Annual General Meeting
July 14, 2006	The Companies Act 1985 – Public Company Limited by Shares – Resolution of Electrocomponents PLC – Passed 14 July 2006 – Special Resolution (Resolution 8)
July 17, 2006	Stock Exchange Announcement – Dealings by Directors/PDMRs – Ian Mason and Simon Boddie
August 1, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the

liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: 
Christopher C. Roberts

Enclosures
cc: Amanda Evans, Company Secretary (w/o enc.)
18031915-104.doc
T: 081706

RECEIVED
2006 AUG -8 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Electrocomponents Holding(s) in Company

RNS Number:6163F
Electrocomponents PLC
04 July 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 3 July 2006 (dated 30 June 2006) from Oppenheimer Funds Inc, ('OFI'), a US based holding company on behalf of its affiliate Baring Asset Management Ltd ("Baring"), its parent company Massachusetts Mutual Life Insurance Co. ("MML") and its clients. The notification states that the shares of the Company are held by OFI and Baring on behalf of various OFI and Baring clients only for investment purposes only.

The notifiable interest as at 28 June 2006 held by these affiliates is 19,795,735 Ordinary Shares of 10p each in the Company, which represents 4.55% of the total issued share capital of the Company.

CARMELINA CARFORA
Group Company Secretary
3 July 2006

END

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REG-Electrocomponents Director/PDMR Shareholding

RNS Number:7377F
Electrocomponents PLC
05 July 2006

ELECTROCOMPONENTS PLC

Director's Dealing in Shares

On 4 July 2006, the Directors approved a grant of options to buy Electrocomponents plc 10p ordinary shares at an option price of 196p under the terms of the Electrocomponents Savings Related Share Option Scheme.

Included in this grant were options over 2,862 shares given to Mr S Boddie (Group Finance Director) at an option price of 196p. Mr Boddie's Savings Related Option Scheme contract is due to mature on 1 September 2009, after which the options will normally become exercisable over a period of six months ending on 28th February 2009.

CARMELINA CARFORA
Group Company Secretary
5 July 2006

END

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REG-Electrocomponents Directorate Change

RNS Number:1426G
Electrocomponents PLC
13 July 2006

Electrocomponents plc
Directorate Change

Electrocomponents plc announces that it has today accepted the resignation of Mr
Kevin Abbott as a Non Executive Director of the Board with immediate effect.

Carmelina Carfora
13th July 2006

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REG-Electrocomponents Trading & Directorate Change

RNS Number:2172G
Electrocomponents PLC
14 July 2006

Embargoed to 12.30pm 14 July
2006

ELECTROCOMPONENTS PLC

Electrocomponents plc, the leading international high service distributor, has
today issued a trading statement and details of Board changes at its Annual
General Meeting.

Trading Update

We announced our results for the year ended 31 March 2006 on 1 June 2006 and
provided a review of current trading as part of that announcement.

During the first quarter of the financial year International sales have
increased at around 16% and the UK has been flat, giving overall growth for the
Group of around 9%, adjusted for trading days and exchange rate movements.

Change to Board of Directors

Bob Lawson, the Chairman, has announced that he will be retiring from the
Company in October and will be handing over to Helmut Mamsch. Helmut will be
appointed to the Board on 1 September 2006 as Chairman designate and, following
a handover, will take over as Chairman at the October Board meeting.

Bob Lawson has made an enormous contribution to the development of EC plc over
his 26 years with the business. The Board wishes to express its thanks to Bob
for his leadership and contribution throughout this time and wishes him every
success with his future plans.

Helmut Mamsch is a German national and a UK resident who has operated throughout
Europe, Asia and the USA. He has significant relevant experience including

operational responsibility for VEBA's US electronic businesses.

Bob Lawson, Chairman, commented: "Revenues from our international businesses
are growing strongly and now represent over half of the total. Helmut will
bring considerable international perspective across a wide range of sectors and
I am delighted to welcome him to our Board. After such a long association with
Electrocomponents I am pleased to leave the leadership of the business in such
good hands".

Background on Bob Lawson

Bob Lawson has worked for EC plc for 26 years in total. He has been Chairman
for the past 5 years and prior to that was CEO for 10 years. Bob joined the
business in 1977 as Sales Director of RSUK.

As CEO, Bob led the internationalisation of the Group taking what was
essentially a UK business and establishing a global footprint of 26 Operating
Companies, and the leading position in e-Commerce, the Group has today. The
successful acquisition of Allied in the US and the creation of the Groupwide
Processes completed the global infrastructure. 57% of the Group's turnover is
now outside the UK and 25% of sales are over the web.

As Chairman, Bob has seen through the development of the new Group strategy and
the successful implementation of EBS in the UK. Good progress has been made in
the first year of our declared 3 year plan as reported recently.

The people and culture of EC plc have been greatly influenced by Bob through his
example and passionate commitment to service and people.

Bob is also Chairman of Hays plc.

Background on Helmut Mamsch

Born in Bergen in 1944 Helmut Mamsch studied economics at the Bremen School of
Foreign Trade and also received training in business administration and shipping
in Germany, the UK and Belgium.

He worked for Continho Caro & Co., an international trading and shipping
company, for 20 years, joining the Management Board in 1986. From 1989 to 2000

he worked for VEBA AG (now E.ON AG), Germany's largest utility-based
conglomerate, where he held various roles including: Chairman of the Management
Board of Raab Karcher AG, Board member of VEBA Oel AG, Chairman of the
Management Board of Stinnes AG. Concurrently in 1993 he was appointed to the
VEBA AG Management Board assuming responsibility for their corporate strategy
and development and for the US electronic businesses in 1998.

He has significant Board experience including being a former Supervisory Board
member of Commerzbank AG, Degussa AG, Steag AG and former Chairman of MEMC Inc.
He was also a Non Executive Director of RMC Group until it was acquired by
Cemex.

Currently Helmut is Deputy Chairman of Logica CMG plc and a non executive
director of both GKN plc, an automotive and aerospace company, and SAPPI Ltd, a
major fine paper producer. He is also a Supervisory Board member of K+S AG and
Cemex Deutschland.

Other than his directorships above, there is no information required to be
disclosed pursuant to LR 9.6.13.

Contacts:

Bob Lawson	Chairman	01865 204000
Ian Mason	Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END

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REG-Electrocomponents Result of AGM

RNS Number:2386G
Electrocomponents PLC
14 July 2006

Electrocomponents Plc - Annual General Meeting

Electrocomponents Plc announces that each of the resolutions set out in the
Notice of Meeting dated 1st June 2006 were passed by shareholders at today's
Annual General Meeting, including the following resolution passed as special
business:

- Renewal of the Directors' authority for the purchase by the Company of
its own shares.

Copies of the above resolution have been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000.

Carmelina Carfora
Group Company Secretary
14 July 2006

RAGRIMITMMMBBJF

Company No. 647788

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTION

of

ELECTROCOMPONENTS PLC

Passed 14 July 2006

At an Annual General Meeting of the above-named Company, duly convened and held on 14 July 2006 at The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, the following resolution was duly passed:

SPECIAL RESOLUTION (RESOLUTION 8)

Renewal of Directors' authority for the purchase by the Company of its own shares

8 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,527,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.



....

Chairman of the Meeting

REG-Electrocomponents Director/PDMR Shareholding

RNS Number:2892G
Electrocomponents PLC
17 July 2006

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company has been informed that the following Directors, Mr I Mason, Chief Executive Officer and Mr S Boddie, Group Finance Director, have today each acquired 25,000 ordinary shares of 10p each in the Company.

The shares were acquired at a price of 226.4543p.

Mr Mason now holds 62,349 shares in the Company, and Mr Boddie now holds 25,000 shares in the Company, which together represent less than 0.1% of the issued share capital.

CARMELINA CARFORA
Group Company Secretary
17th July 2006

END

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REG-Electrocomponents Holding(s) in Company

RNS Number:0643H
Electrocomponents PLC
01 August 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 1st August 2006 from Silchester
International Investors Limited ("Silchester") as follows:

'Silchester previously disclosed its holding in your company jointly with shares
controlled by Sanderson Asset Management Limited ("Sanderson") for the purposes
of Section 198 of the Companies Act 1985. These disclosures were required
because, prior to 28th July 2006, Silchester was deemed to have an 'interest' in
shares that Sanderson controls by virtue of Section 203(2)(b) of the Companies
Act 1985 due to Silchester's control of more than one third of the voting
capital of Sanderson. On 28th July 2006, Sanderson amended its Articles to
limit Silchester's voting rights in Sanderson to 19.9%.

'Due to this change in structure, Silchester is no longer required to jointly
disclose shares in your company under Section 198 of the Companies Act.
Silchester, as at the close of business has an interest in the following shares

SILCHESTER 68,709,531'

Silchester have notified the Company that within this holding Silchester
International Investors International Value Equity Group Trust controls
18,703,907 Ordinary Shares, which represents 4.30% of the total issued share
capital of the Company, and that Silchester International Investors
International Value Equity Trust controls 44,227,987 Ordinary Shares, which
represents 10.16% of the total issued share capital of the Company.

The Company is additionally informed that the shares to which this notification
relates are registered as follows:

SII Account Nominee
Number of Shares % held

Silchester International Investors International Value Northern
Trust Co 18,703,907 4.30
Equity Group Trust

Silchester International Investors Tobacco Free Northern
Trust Co 2,987,935 0.69
International Value Equity Trust

Silchester International Investors International Value Northern
Trust Co 44,227,987 10.16
Equity Trust

The Calleva Trust Northern Trust Co
2,789,702 0.64

TOTAL
68,709,531 15.67

AMANDA EVANS
Company Secretary

1st August 2006

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